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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

April 13, 2021

Re:	DLocal Limited Draft Registration Statement on Form F-1 Submitted March 2, 2021 CIK No. 0001846832

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ta Tanisha Meadows, Staff Accountant
Angela Lumley, Staff Accountant
Cara Wirth, Staff Attorney
Mara Ransom, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 31, 2021 (the “Comment Letter”). On March 2, 2021, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1

Summary
Overview, page 1

1.	Please define "API," "SMB," "PSP partners," "local payment methods," and any other terms that may help investors fully understand your business.

Response:

The Company respectfully acknowledges the Staff's comment and has included a glossary on page (iii) of Amendment No. 1 to define these terms and other terms that will help investors understand the Company’s business.

2.	We note your statement that you “participate in very rigorous vetting processes with global enterprise merchants given they invest significant time and resources in the selection, diligence, and on-boarding of technology and payments providers. This on- boarding process can often take several months. However, once we establish a direct connection, global merchants have the ability to access the full breadth of our solutions and the markets where we have a presence instantly through a single direct API and one contract, and can choose to route all or part of their applicable pay-in and pay-out volume through us.” Please revise to describe your selection and diligence process, detailing which parts of the process take several months and how that contributes to a rigorous vetting process. Please also disclose what it means to establish a “direct connection.” Finally, if applicable, please describe any ongoing vetting or KYC procedures that you conduct after the on-boarding process.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 2, 79 and 103 of Amendment No. 1 in order to clarify that the company is often subject to rigorous vetting processes by potential global merchant customers and has added additional detail to describe the vetting process carried out by such merchants prior to onboarding the Company. In addition, the Company has provided additional disclosure on page 123 of Amendment No. 1 to provide detail on its own customer onboarding diligence process, along with its ongoing customer diligence process. The Company further clarifies that establishing a “direct connection” means there are no third party intermediaries between the Company and the merchant in the payment flow and technical integration of the Company’s platform with the merchant’s information systems, as described on pages 2 and 79 of Amendment No. 1.

3.	We note that you make comparisons to your competitors and their business characteristics and functionalities, such as, their “longer response times,” “fragmented payments ecosystems … [that] present complexities” and you distinguish your ability to provide a superior product, for example, through “broader connectivity, and better performance compared to legacy payments providers.” Please provide support for such statements or revise to articulate them as your opinion.

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Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 6, 10, 104,107, 110 and elsewhere in Amendment No. 1 to make clear that the Company’s comparisons to its competitors’ business is based on the Company’s belief or opinion.

Direct Integration with our global, blue-chip enterprise client base, page 6

4.	We note your statement that “[o]n average, our global merchants used dLocal’s platform in six and five different markets, when measured during 2020 and 2019 for merchants with at least half million dollars of monthly TPV on our platform, respectively.” Please revise to include how many of your merchants had at least half a million dollars of monthly TPV on your platform in 2019 and 2020.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 2, 8, 79, 103, 108, 113 and elsewhere in Amendment No. 1 in order to include the share of the Company’s TPV represented by merchants that had at least six million dollars annually of TPV on its platform in 2019 and 2020.

Risk Factors, page 22

5.	Please revise your risk factors to include the risks related to your Class B common shares, including:

•	a description of the different authorized classes of common shares; and

•	that any future issuance of Class B common shares may be dilutive to Class A shareholders.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the Risk Factors on pages 56 and 58 of Amendment No. 1 in order to describe the different authorized classes of common shares and clarify that any future issuance of Class B common shares may be dilutive to Class A shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations Pay-in and Pay-out Volumes, page 78

6.	We note that you typically settle payments for merchants in US dollars or Euros, but that you operate primarily in South America, Asia, and Africa. Please provide additional detail regarding the preference for payments in different currencies.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 80 and 81 of Amendment No. 1 to provide detail regarding preferences for payment in different currencies.

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7.	We note that pay-out volumes can be paid in global merchants' "elected preferred method." Please explain what you mean by this and whether it relates to currency, type of payment, or type of account.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 81 of Amendment No. 1 to provide detail regarding preferences for pay-outs by type of payment method or type of account.

Increasing our merchant base, page 80

8.	We note that you intend to increase the number of global merchants using your platform through your own sales and marketing initiatives, including through your demonstrated ability to win competitive RFPs. We also note that your Use of Proceeds disclosure on page 66 states that you plan “to pursue opportunities that allow us to expand our footprint more rapidly, including the acquisition of cross-border payment processing companies, software development companies or other payment related companies.” Please clarify your expansion strategy. If the proceeds may or will be used to finance acquisitions of other businesses, please give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and clarifies that there are currently no definitive plans in place, though the Company continually evaluates acquisition opportunities as part of its business strategy to grow its merchant base, geographic footprint or product offerings. The Company has revised its disclosure on page 70 of Amendment No. 1 to clarify its acquisition strategy. The Company has also revised the description of its strategies on pages 11 and 83 of Amendment No. 1 to clarify that it may pursue acquisitions to grow its merchant base.

Impact of the COVID-19 pandemic, page 82

9.	We note your disclosure regarding the impact of the COVID-19 pandemic on your business. To the extent applicable, please analyze and revise your disclosure based on CF Disclosure Guidance: Topics 9 and 9A.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 85 of Amendment No. 1 to clarify the impact of the COVID-19 pandemic on its business.

Business, page 97

10.	We note that you developed solutions for various businesses listed in the five bullet points on page 97. We also note that you have partnered with Didi, Spotify, Microsoft, and other companies referenced throughout. If you have material contracts with any of

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these businesses, please file such agreements as exhibits. Refer to Part II. Item 8.a. of Form 20- F and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff's comment and has listed those agreements that it considers to be material on the Exhibit Index of Amendment No. 1 and will include such agreements as exhibits in a subsequent filing.

Our Competitive Strengths
Technology-oriented, execution-driven management team fostering an entrepreneurial culture, page 105

11.	We note that you have a team of over 300 professionals. We also note your disclosure on page 6, that you have over 110 full-time equivalents (including employees and contractors) focused solely on technology. If possible, please provide a breakdown of persons employed by main category of activity and geographic location. Also, if applicable, disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. If you employ a significant number of temporary employees, include disclosure of the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D. of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that is has included a breakdown of employees and full-time equivalents by main category of activity and geographic location under the section captioned “Business—People and Culture” on pages 124 and 125 of Amendment No. 1. In addition, the Company has revised its disclosure in that section to describe its relationship with employees and indicate that none of its employees were represented by labor unions during 2019 and 2020, and that the Company did not employ any temporary employees for its most recent fiscal year.

Compensation,

12.	Please disclose whether your directors received Class A common shares for their service as directors. If so, please disclose the total value of the shares and dividends received for the relevant period. Refer to Item 6.B of Form 20-F.

Response:

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 130 and 131 of Amendment No. 1 to clarify the amount of shares that directors have received for their service and will include the value of such shares in a future filing.

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Sebastian Kanovich, Chief Executive Officer, DLocal Limited
Diego Cabrera Canay, Chief Financial Officer, DLocal Limited
Gustavo Ariel Vidan, Price Waterhouse & Co. S.R.L.